SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

BEVERLY NATIONAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

088115100

(CUSIP Number)

DECEMBER 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 088115100	13G	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). HAROLD C. BOOTH TRUST 04-6837027 EVALINA M. BOOTH REVOCABLE TRUST 04-6837028
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ NOT APPLICABLE
3.	SEC Use Only
4.	Citizenship or Place of Organization MASSACHUSETTS, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0
6. Shared Voting Power 120,410
7. Sole Dispositive Power 0
8. Shared Dispositive Power 120,410

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,410
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ NOT APPLICABLE
11.	Percent of Class Represented by Amount in Row (9) 6.40%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 088115100	13G	Page 3 of 5

Item 1(a).	Name of Issuer:
BEVERLY NATIONAL CORPORATION

Item 1(b).	Address of Issuer’s Principal Executive Offices:
240 CABOT STREET, BEVERLY, MA 01915

Item 2(a).	Name of Person Filing:
HAROLD C. BOOTH TRUST & EVALINA M. BOOTH REVOCABLE TRUST

Item 2(b).	Address of Principal Business Offices or, if none, Residence:
240 CABOT STREET, BEVERLY, MA 01915

Item 2(c).	Citizenship:
MASSACHUSETTS, U.S.A.

Item 2(d).	Title of Class of Securities:
COMMON STOCK

Item 2(e).	CUSIP Number:
088115100

Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c),
Check Whether the Person is Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b) ☐ Bank as defined in Section 3(a) (6) of the Exchange Act.
(c) ☐ Insurance company as defined in Section 3(a) (19) of the Exchange Act.
(d) ☐ Investment company registered under Section 8 of the Investment Company Act.
(e) ☐ An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E).
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F).
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G).
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c) (14)
of the Investment Company Act.

CUSIP No. 088115100	13G	Page 4 of 5

(j) ☐ Group, in accordance with Rule 13d-1(b)(1) (ii) (J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [ X ].

Item 4.	Ownership.

(a) Amount Beneficially Owned: 120,410
(b) Percent of Class: 6.40%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote: 120,410
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of: 120,410

Item 5.	Ownership of Five Percent or Less of a Class
NOT APPLICABLE

Item 6.	Ownership of More than Five Percent of Behalf of Another Person
NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group
NOT APPLICABLE

Item 9.	Notice of Dissolution of Group
NOT APPLICABLE

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 088115100	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2006	Harold C. Booth Trust Evalina M. Booth Revocable Trust By: Beverly National Bank, co-Trustee

	By:	/S/ STEPHEN F. CURRAN
(Signature)

Vice President & Trust Officer
(Name/Title)